Exhibit 21

Subsidiaries of FNB Corporation

State or Other Jurisdiction of Incorporation

First National Bank	National Banking Association

FNB Salem Bank & Trust, National Association	National Banking Association

FNB Financial Services, Inc.	Virginia

FNBO Co. Inc.	Virginia